SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1
(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 2)*


                               WebSideStory, Inc.
                    ----------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    947685103
                                 --------------
                                 (CUSIP Number)


                                December 31, 2006
                  --------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [ ]   Rule 13d-1(b)
             [X]   Rule 13d-1(c)
             [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1(a).    NAME OF ISSUER: WebSideStory, Inc.

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              10182 Telesis Court, 6th Floor, San Diego, CA 92121

ITEM 2(a). NAMES OF PERSONS FILING: New Enterprise Associates 10, Limited Partnership (the "Fund"); NEA Partners 10, Limited Partnership, which is the sole general partner of the Fund (the "GPLP"); and M. James Barrett ("Barrett"), Peter J. Barris ("Barris"), C. Richard Kramlich ("Kramlich"), Peter T. Morris ("Morris"), Charles W. Newhall III ("Newhall"), Mark W. Perry ("Perry"), Scott D. Sandell ("Sandell") and Eugene A. Trainor III ("Trainor") (collectively, the "Individual General Partners") who are the individual general partners of the GPLP. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The address of the principal business office of the Fund, the GPLP, Barrett, Newhall and Trainor is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kramlich, Morris, Perry and Sandell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris is One Freedom Square, 11951 Freedom Drive, Suite 1240, Reston, Virginia 20190.

ITEM 2(c). CITIZENSHIP: The Fund and the GPLP are limited partnerships organized under the laws of the State of Delaware. Each of the Individual General Partners is a United States citizen.

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, $.001 par value ("Common Stock").

ITEM 2(e).    CUSIP NUMBER: 947685103.

ITEM 4.       OWNERSHIP.

              Not applicable

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Each Reporting Person has ceased to own beneficially five percent (5%) or more of the Issuer's outstanding Common Stock.

                                    SIGNATURE

       After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 11, 2007


NEW ENTERPRISE ASSOCIATES 10,
  LIMITED PARTNERSHIP

By:    NEA PARTNERS 10, LIMITED PARTNERSHIP
       General Partner


       By:          *
           --------------------------------
           Charles W. Newhall III
           General Partner


NEA PARTNERS 10, LIMITED PARTNERSHIP


By:          *
    ---------------------------------------
    Charles W. Newhall III
    General Partner


         *
-------------------------------------------
Michael James Barrett

         *
-------------------------------------------
Peter J. Barris

         *
-------------------------------------------
C. Richard Kramlich

         *
-------------------------------------------
Peter T. Morris

         *
-------------------------------------------
Charles W. Newhall III


         *
-------------------------------------------
Mark W. Perry

         *
-------------------------------------------
Scott D. Sandell

         *
-------------------------------------------
Eugene A. Trainor III




                                                *By: /s/ Louis S. Citron
                                                     ---------------------------
                                                     Louis S. Citron
                                                     As attorney-in-fact


This Amendment No. 2 to Schedule 13G was executed by Louis S. Citron pursuant to Powers of Attorney which have been filed with the Securities and Exchange Commission on May 13, 2005 in connection with the Schedule 13G filing for WebSideStory, Inc., which Powers of Attorney are incorporated herein by reference.

                                                                      EXHIBIT 1

                                    AGREEMENT

       Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of WebSideStory, Inc.

       EXECUTED this 11 day of February, 2007.


NEW ENTERPRISE ASSOCIATES 10,
  LIMITED PARTNERSHIP

By:   NEA PARTNERS 10, LIMITED PARTNERSHIP
      General Partner

      By:          *
           -------------------------------
           Charles W. Newhall III
           General Partner


NEA PARTNERS 10, LIMITED PARTNERSHIP


By:           *
     ----------------------------------
       Charles W. Newhall III
       General Partner


         *
---------------------------------------
Michael James Barrett


         *
---------------------------------------
Peter J. Barris


         *
---------------------------------------
C. Richard Kramlich


         *
---------------------------------------
Peter T. Morris


         *
---------------------------------------
Charles W. Newhall III

         *
---------------------------------------
Mark W. Perry

         *
---------------------------------------
Scott D. Sandell

         *
---------------------------------------
Eugene A. Trainor III




                                            *By: /s/ Louis S. Citron
                                                 ------------------------------
                                                 Louis S. Citron
                                                 As attorney-in-fact



This Agreement to Amendment No. 2 to Schedule 13G was executed by Louis S. Citron pursuant to Powers of Attorney which have been filed with the Securities and Exchange Commission on May 13, 2005 in connection with the Schedule 13G filing for WebSideStory, Inc., which Powers of Attorney are incorporated herein by reference.